As filed with the Securities and Exchange Commission on February 12, 2009

Registration No. 333-

_____________________

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM F-6

REGISTRATION STATEMENT

under

THE SECURITIES ACT OF 1933

For American Depositary Shares

of

COMPANHIA PARANAENSE DE ENERGIA--COPEL

(Exact name of issuer of deposited securities as specified in its charter)

ENERGY COMPANY OF PARANÁ- COPEL

(Translation of issuer's name into English)

Federative Republic of Brazil

(Jurisdiction of incorporation or organization of issuer)

THE BANK OF NEW YORK MELLON

(Exact name of depositary as specified in its charter)

One Wall Street, New York, New York 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

_______________________

The Bank of New York Mellon

ADR Division

One Wall Street, 29th Floor

New York, New York 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Peter B. Tisne, Esq.

Emmet, Marvin & Martin, LLP

120 Broadway

New York, New York 10271

(212) 238-3010

It is proposed that this filing become effective under Rule 466

[X] immediately upon filing

[ ] on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box.  [ ]

CALCULATION OF REGISTRATION FEE

Title of each class of Securities to be registered	Amount to be registered	Proposed maximum aggregate price per unit (1)	Proposed maximum aggregate offering price (1)	Amount of registration fee
American Depositary Shares, each American Depositary Share representing common shares without par value, of Companhia Paranaense de Energia—COPEL.	100,000,000 American Depositary Shares	$5.00	$5,000,000	$196.50

1

For the purpose of this table only the term "unit" is defined as 100 American Depositary Shares.

The prospectus consists of the proposed Form of American Depositary Receipt included as Exhibit A to the Form of Deposit Agreement filed as Exhibit 1 to this Registration Statement which is incorporated herein by reference.

PART I

INFORMATION REQUIRED IN PROSPECTUS

Item - 1.

Description of Securities to be Registered

Cross Reference Sheet

Location in Form of Receipt

Item Number and Caption

Filed Herewith as Prospectus

1.  Name and address of depositary

Introductory Article

2.  Title of American Depositary Receipts and identity of

Face of Receipt, top center

deposited securities

Terms of Deposit:

(i)  The amount of deposited securities represented

Face of Receipt, upper right corner

by one unit of American Depositary Receipts

(ii)  The procedure for voting, if any, the deposited

Articles number 15 and 16

securities

(iii)  The collection and distribution of dividends

Articles number 12, 14 and 15

(iv)  The transmission of notices, reports and proxy

Articles number 11, 15 and soliciting material

16

(v)  The sale or exercise of rights

Article number 13

(vi)  The deposit or sale of securities resulting from

Articles number 12 and 17

dividends, splits or plans of reorganization

(vii)  Amendment, extension or termination of the

Articles number 20 and 21

deposit agreement

(viii)  Rights of holders of Receipts to inspect the

Article number 11

transfer books of the depositary and the list of

holders of Receipts

(ix)  Restrictions upon the right to transfer or

Articles number 2, 3, 4, 6

withdraw the underlying securities

and 8

(x)  Limitation upon the liability of the depositary

Articles number 13 and 18

3.  Fees and Charges

Article number 7

Item – 2.

Available Information

Public reports published by issuer

Article number 11

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item - 3.

Exhibits

a.

Form of Deposit Agreement dated as of March 21, 1996, as amended and restated as of November 21, 2007, among Companhia Paranaense de Energia--COPEL, The Bank of New York Mellon formerly know as ("The Bank of New York"), as Depositary, and all Owners and Beneficial Owners from time to time of American Depositary Shares issued thereunder. - Filed herewith as Exhibit 1.

b.

Any other agreement to which the Depositary is a party relating to the issuance of the Depositary Shares registered hereby or the custody of the deposited securities represented. - Not Applicable.

c.

Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. - See (a) above.

d.

Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered. - Filed herewith as Exhibit 4.

e.

Certification under Rule 466. - Filed herewith as Exhibit 5.

Item - 4.

Undertakings

(a)

The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADSs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)

If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an ADS thirty days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on February 12,  2009.

Legal entity created by the agreement for the issuance of American Depositary Shares for Common Shares without Par Value, of Companhia Paranaense de Energia—COPEL.

By:

The Bank of New York Mellon,

  As Depositary

By:  /s/ Joanne F. DiGiovanni

Name:  Joanne F. DiGiovanni

Title:    Vice President

Pursuant to the requirements of the Securities Act of 1933, Companhia Paranaense de Energia - COPEL has caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Curitiba, Brazil on February 10, 2009.

Companhia Paranaense de Energia - COPEL

By:  /s/ Rubens Ghilardi

Name:  Rubens Ghilardi

Title:    Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on February 10, 2009.

/s/ João Bonifácio Cabral Júnior

/s/ Donald J. Puglisi

Name:  João Bonifácio Cabral Júnior

Name:  Donald J. Puglisi

Director

Authorized U.S. Representative

/s/ Rubens Ghilardi

/s/ Enio Cesar Pieczarka

Name:  Rubens Ghilardi

Name:  Enio Cesar Pieczarka

Director

Principal Accounting Officer

/s/ Jorge Michel Lepeltier

/s/ Paulo Roberto Trompczynski

Name:  Jorge Michel Lepeltier

Name:  Paulo Roberto Trompczynski

Director

Principal Financial Officer

/s/ Munir Karam

/s/ Rubens Ghilardi

Name:  Munir Karam

Name:  Rubens Ghilardi

Director

Principal Executive Officer

/s/ Laurita Costa Rosa

Name:  Laurita Costa Rosa

Director

/s/ Rogério de Paula Quadros

Name:  Rogério de Paula Quadros

Director

____________________________

Name:  Nelson Fontes Siffert Filho

Director

/s/ Luiz Antonio Rodrigues Elias

Name:  Luiz Antonio Rodrigues Elias

Director

/s/ Nildo Rossato

Name:  Nildo Rossato

Director

INDEX TO EXHIBITS

Exhibit

Number

Exhibit

1

Form of Deposit Agreement dated as of March 21, 1996,

as amended and restated as of November 21, 2007, among

Companhia Paranaense de Energia - COPEL, The Bank of

New York Mellon as Depositary, and all Owners and Beneficial

Owners from time to time of American Depositary Receipts

issued thereunder.

4

Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary,

as to legality of the securities to be registered.

    5

Certification under Rule 466.